Exhibit (a)(5)(ii)

Theravance Biopharma Announces Tender Offer For Up To $95 Million Of Its Ordinary Shares

DUBLIN – September 28, 2022 – Theravance Biopharma, Inc. (“Theravance Biopharma” or the “Company”) (NASDAQ: TBPH) today announced a “modified Dutch auction” tender offer (the “Offer”) to purchase up to $95 million of its ordinary shares, par value $0.00001 per share (the “Shares”).

Upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated September 28, 2022 (the “Offer to Purchase”), and the related Letter of Transmittal, the Company is offering to purchase up to $95 million of its Shares, at a purchase price not greater than $10.50 nor less than $9.75 per Share, in cash, less any applicable withholding taxes and without interest. The Offer will expire at midnight, New York City time, at the end of the day on November 10, 2022, or any other date and time to which the Company extends such Offer, unless earlier terminated.

A “modified Dutch auction” tender offer allows shareholders to indicate how many Shares and at what price or within the range described above they wish to tender their Shares. Based on the number of Shares tendered and the prices specified by the tendering shareholders, the Company will determine the lowest per-share price that will enable it to purchase up to $95 million of Shares, or if a lesser value of shares is validly tendered, all Shares that have been validly tendered and not validly withdrawn. All Shares accepted in the Offer will be purchased at the same price even if tendered at a lower price.

As of September 27, 2022, there were 67,365,912 Shares outstanding, which reflects the impact of the Company’s previously reported repurchase of 9,644,807 Shares from GSK Finance (No.3) plc on September 20, 2022. If the Offer is fully subscribed, (1) at the maximum purchase price of $10.50 per share, the Company could purchase 9,047,619 Shares, which would represent approximately 13.4% of Shares outstanding and (2) at the minimum purchase price of $9.75 per share, the Company could purchase 9,743,589 Shares, which would represent approximately 14.5% of the Shares outstanding.

The Offer is not conditioned on any minimum number of Shares tendered, but is conditioned upon the satisfaction of certain customary conditions, as more fully described in the Offer to Purchase. The Company expressly reserves the right for any reason, subject to applicable law and as set forth in the Offer to Purchase, to extend, abandon, terminate or amend the Offer. Any Shares purchased pursuant to the Offer will be cancelled, and those Shares will cease to be outstanding.

The Company expects to fund purchases of Shares tendered in the Offer with cash on hand.

Specific instructions and complete terms and conditions of the Offer are set forth in the Offer to Purchase, the Letter of Transmittal and other related materials that are being sent to holders of Shares. Copies of the Offer to Purchase, the Letter of Transmittal and related documents may be obtained from the Information Agent (as defined below) for the Offer by calling (877) 797-1153.

Theravance Biopharma has retained Evercore Group L.L.C. to act as dealer manager (the “Dealer Manager”) in connection with the Offer. For questions concerning the terms of the Offer, Evercore Group L.L.C. may be contacted at (888) 474-0200. The information agent for the Offer is Georgeson LLC (the “Information Agent”), and the depositary for the Offer is Computershare Trust Company, N.A.

Important Information Regarding the Tender Offer

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any of the Company's Shares. The Offer will be made solely by the Offer to Purchase, the Letter of Transmittal and related materials, as they may be amended or supplemented. Holders of Shares should read the Company's Offer statement on Schedule TO filed with the SEC in connection with the Offer, which will include as exhibits the Offer to Purchase, the Letter of Transmittal and related materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. Each of these documents will be filed with the SEC, and, when available, holders may obtain them for free from the SEC at its website (www.sec.gov) or from the Information Agent in connection with the Offer.

This press release does not set forth all of the terms and conditions of the Offer. Shareholders should carefully read the Offer to Purchase, the Letter of Transmittal and related materials, for a complete description of all terms and conditions before making any decision with respect to the Offer. None of the Company, its management, its board of directors, its officers, the dealer manager, the depositary, or the information agent, or any of their respective affiliates, makes any recommendation that holders tender or refrain from tendering all or any portion of their Shares, and no one has been authorized by any of them to make such a recommendation. Holders must make their own decision as to whether to tender their Shares and, if so, the amount of Shares to tender and the purchase price or prices at which to tender.

About Theravance Biopharma

Theravance Biopharma, Inc.’s overarching purpose and goal as a biopharmaceutical company is focused on delivering Medicines that Make a Difference® in people’s lives. In pursuit of its purpose, Theravance Biopharma leverages decades of expertise, which has led to the development of FDA-approved YUPELRI® (revefenacin) inhalation solution indicated for the maintenance treatment of patients with chronic obstructive pulmonary disease (COPD). Its pipeline of internally discovered programs is targeted to address significant unmet patient needs.

For more information, please visit www.theravance.com.

THERAVANCE BIOPHARMA®, THERAVANCE®, and the Cross/Star logo are registered trademarks of the Theravance Biopharma group of companies (in the U.S. and certain other countries).

YUPELRI® is a registered trademark of Mylan Specialty L.P., a Viatris Company. Trademarks, trade names or service marks of other companies appearing on this press release are the property of their respective owners.

Forward-Looking Statements

This press release contains certain “forward-looking” statements as that term is defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans, objectives, expectations and future events. Theravance Biopharma intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Examples of such statements include statements relating to: the timing of the Offer, including the settlement thereof and the satisfaction of conditions to the Offer. These statements are based on the current estimates and assumptions of the management of Theravance Biopharma as of the date of this press release and are subject to risks, uncertainties, changes in circumstances, assumptions and other factors that may cause the actual results of Theravance Biopharma to be materially different from those reflected in the forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, among others, risks related to the satisfaction of the conditions to the Offer, volatility and fluctuations in the trading price and volume of the Shares, and general economic and market conditions. Other risks affecting Theravance Biopharma are in the Company’s Form 10-Q filed with the SEC on August 8, 2022, and other periodic reports filed with the SEC. In addition to the risks described above and in Theravance Biopharma’s filings with the SEC, other unknown or unpredictable factors also could affect Theravance Biopharma’s results. No forward-looking statements can be guaranteed, and actual results may differ materially from such statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Theravance Biopharma assumes no obligation to update its forward-looking statements on account of new information, future events or otherwise, except as required by law.

Contact:

Gail Cohen

Corporate Communications / 917 214 6603